SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Anne Asher
                  1130 Connecticut Ave., NW, Suite 830, Washington, DC  20036

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all of its subsidiaries -- Alabama Power Company, Birmingham, AL; Georgia Power Company, Atlanta, GA; Gulf Power Company, Pensacola, FL; Mississippi Power Company, Gulfport, MS; Savannah Electric & Power, Savannah, GA; Southern Electric International, Atlanta, GA, and the Southern Nuclear Company; Birmingham, AL.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Lobbyists for Southern Company and its subsidiaries with the legislative and executive branches of government. Responsibilities include coordination of information relating to federal, legislative, and regulatory issues of interest to above companies listed in item three.

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                           Salary or other
                           compensations
Name of  received          to be            Person or company from whom received
recipient                                   received or to be received
                  (a)                       (b)
Anne Asher        $46,702 1995      $66,862 Annually
                  $52,246 1996
                  $65,231 1997

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $13,000.00

           (b) Itemized list of all other expenses:  None

Date January 29, 1998                       (Signed) /s/  Anne Asher